[LETTERHEAD OF VANTIV, INC.]

February 21, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Mara L. Ransom

Re:                             Vantiv, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed January 18, 2012 (File No. 333-177875)

Dear Ms. Ransom:

Vantiv, Inc., a Delaware corporation (the “Company”), transmits herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-177875) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated February 2, 2012. We are sending to the Staff under separate cover courtesy copies of Amendment No. 4, including copies marked to show the changes effected by Amendment No. 4.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 4.

Prospectus Summary, page 1  Principal Stockholders, page 8

1.                                       We note your response to comment 11 in our letter dated December 30, 2011.  Please also disclose that Advent currently owns an equity interest in WorldPay US, Inc. which is one of your direct competitors, as you do in the second risk factor on page 39.

The Company has revised the disclosure on page 9 in response to the Staff’s comment.

Voting Rights, page 12

2.                                       We note your response to comment 14 in our letter dated December 30, 2011 and your disclosure that, in the event of a change in control, “Fifth Third will have the right to that full number of votes equal to the number of shares of Class A common stock it would own if it had converted all its Class B units of Vantiv Holding.” Please clarify whether this is in addition to any shares of Class A or Class B common stock that Fifth Third investors may hold in Vantiv, Inc.

The Company has revised the disclosure on page 12 in response to the Staff’s comment.

Risk Factors, page 19

Risks Related to Our Business, page 19

Unauthorized disclosure of data, whether through cybersecurity breaches . . ., page 20

3.                                       We note your response to comment 20 in our letter dated December 30, 2011.  As previously requested, please briefly describe the nature of such security breaches, including how such breaches were resolved.

The Company respectfully advises the Staff that in September 2010 the Company became aware of unauthorized access to systems in a stand alone non-core network operated outside of and not connected to the Company’s core processing platform. This network supports a stand-alone division that had been recently acquired in 2009 and accounts for less than 1% of the Company’s total EBITDA. The unauthorized access resulted in the exposure of data including approximately 575,000 card accounts. The Company responded by working to contain and remediate the intrusion, cooperating with federal law enforcement officials, notifying the card brands and working with impacted merchants. The Company has taken steps to further enhance the security of that network, including strengthening its firewall rules and intrusion detection systems, hardening and segmenting its network environments, and increasing its access control protocols. The Company continues to enhance the control environment for this network. As stated in the Company’s prior response letter, the costs associated with this security breach were not material.

Dividend Policy, page 52

4.                                       We note your response to comment 26 in our letter dated December 30, 2011.  Please also disclose the supermajority voting provisions to which you refer in this section in the second risk factor on page 43, or tell us why such information is not important to an investor’s understanding of the restrictions on your ability to declare dividends on your Class A common stock.

The Company has revised the disclosure on page 43 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

Results of Operations, page 67

Year Ended December 31, 2010 Compared to Six Months Ended December 31, 2009 and June 30, 2009, page 71

Six Months Ended December 31, 2009 and June 30, 2009 Compared to Year Ended December 31, 2008, page 75

5.                                       We note your response to comment 29 in our letter dated December 30, 2011 and the revised disclosure.  However, we note that you continue to combine predecessor and successor periods’ amounts by merely adding them together without the appropriate pro forma adjustments and you label them as “total” and “non-GAAP combined” for certain income statement line items and within the segment results’ discussions, respectively.  For example, you referred to them as “total revenues” and “total other operating costs, general and administrative expenses and allocated” as part of the operating result discussions.  We believe it is inappropriate to combine the predecessor and successor periods’ amounts by merely adding them together without the appropriate pro forma adjustments.  If you believe there are no pro forma adjustments when arriving at these amounts, please clearly state this fact and revise by properly labeling them as pro forma amounts.  Please also note that any pro forma presentation and discussion to the extent that they are helpful to evaluate your operations should be provided on a supplemental basis in addition to your historical operating result discussions.

The Company has revised the disclosure on pages 71 to 76 in response to the Staff’s comment.

Liquidity and Capital Resources, page 79

Cash Flows, page 80

6.                                       We note your response to comment 29 in our letter dated December 30, 2011 and your revised disclosure.  We note your continued presentations and discussions of Non-GAAP combined cash flows for the year ended December 31, 2009 by merely combining predecessor and successor periods’ historical cash flow amounts.  Please note that we believe it is inappropriate to have such discussions and presentations in this section on a combined basis.  Please revise to provide your discussions based on historical cash flow amounts and remove any Non-GAAP combined cash flows discussion and presentation.  Alternatively, if you believe it is helpful for investors to better understand your liquidity and capital resources, we will not object to a supplemental pro forma cash flow discussion and presentation in addition to your historical cash flow discussions.  Your pro forma cash flow amounts should reflect the appropriate pro forma adjustments with disclosures of their nature and calculations, if material.

The Company has revised the disclosure on pages 78 and 79 in response to the Staff’s comment.

Contractual Obligations, page 83

7.                                       We note your response to comments 36 and 37 in our letter dated December 30, 2011 and your reliance on the guidance in Item 303(a)(5)(ii)(D) of Regulation S K and the SEC Financial Reporting Manual Section 9250.4 which suggests material interim changes can be disclosed in the narrative.  We note your inclusion of capital lease obligations of $112,000 as of December 31, 2010.  However we also note that on August 26, 2011, you entered into various lease agreements for equipment that are classified as capital leases in the amount of $18.7 million.  Please explain your basis for excluding these capital leases from your narrative or revise your disclosure to include the capital leases.

The Company has revised the contractual obligations disclosure on page 81 to include obligations as of December 31, 2011, which includes the capital leases.

Business, page 88

Our Strategy, page 94

8.                                       We note your response to comment 39 in our letter dated December 30, 2011 and your disclosure on page 94 that you plan to grow your business “over the course of the next few years, depending on market conditions.”  Please indicate that this is the relevant time frame for the development of your business in the other instances in which you disclose your growth plans, such as on page 4 of the Prospectus Summary.

The Company has revised the disclosure on page 4 in response to the Staff’s comment.

Executive and Director Compensation, page 116

2011 Compensation Determinations, page 121

Base Salary, page 121

9.                                       We note your disclosure that Mr. Heimbouch’s 2011 base salary is $444,000.  However, his base salary is listed as $440,000 in the Summary Compensation table on page 125.  Please revise or advise.

The Company has revised the disclosure on page 126 to reflect Mr. Heimbouch’s correct base salary of $444,000 in response to the Staff’s comment.

Annual Cash-Based Incentive Compensation, page 122

10.                                 We note your responses to comments 47 and 48 in our letter dated December 30, 2011.  Please provide additional disclosure regarding the way in which you determine the amounts of annual incentive cash compensation awarded to each of your NEOs, with a view towards explaining to investors the amount of discretion exercised by the compensation committee in determining the amounts of such awards and your basis for characterizing the awards as non-equity incentive plan compensation.  In doing so, please address the following:

•                                          Please explain how you determine the overall funding amount of your annual cash-based incentive plan.  In this regard, we note your disclosure on page 117 that the compensation committee determines the aggregate amount available for payouts pursuant to the plan and your disclosure on pages 122 and 123 regarding the percentage payouts applicable to certain achievement targets.  However, the way in which you calculate the overall funding amount of the plan is unclear.  If the overall funding of the plan is tied to the annual target bonus salary percentages disclosed on page 122, please clarify this fact and explain the way in which the targets disclosed on page 122 relate to the overall amount of compensation available under your annual cash-based incentive plan.

•                                          Please also provide additional disclosure regarding the way in which the target annual bonus salary percentages listed on page 122 translate to the amounts of compensation awarded to your NEOs.  In this regard, we note that NEOs are assigned an annual bonus target opportunity but that you state on page 118 that “[t]he actual amount paid out under the annual incentive plan to each executive officer . . . is determined by the compensation committee in a discretionary manner based on its subjective evaluation of the executive’s performance during the plan year, without specific weightings or formula.” Accordingly, please clarify the role (if any) that the annual cash-based incentive target salary percentages listed on page 122 have in determining the amount of annual incentive based compensation you issue to your NEOs.

•                                          Please elaborate upon the subjective factors used by the compensation committee in determining the amounts paid out pursuant to your annual cash-based incentive plan.  Refer to Item 402(b)(1)(v) of Regulation S K.  Further, please provide us with your basis for characterizing the amounts awarded under your annual cash-based incentive compensation plan as non-equity incentive plan compensation, in light of your disclosure on page 118 that the amounts paid out pursuant to this plan are discretionary, subjective and “without specific weightings or a formula.” Refer to Regulation S K Compliance and Disclosure Interpretation 119.02.  In this regard, we note that if the amounts awarded to your NEOs pursuant to the plan are wholly discretionary and subjective, it is unclear whether there is a target against which each NEO’s compensation will be determined such that a meaningful target has been communicated to the NEO.  Refer to Section II.C.1.f of SEC Release No. 33-8732A.

We may have further comment upon reviewing your response.

The Company has revised the disclosure on pages 116, 117, 121 to 123, 126 and 127 in response to the Staff’s comment.

Employment Agreements and Severance Benefits, page 128

11.                                 We note your response to comment 49 in our letter dated December 30, 2011, however it does not appear that you revised your disclosure as indicated in your response.  Please disclose in this section, as you do on page 136, that Vantiv Holding also paid related income taxes of $1.4 million on behalf of Mr. Drucker.

The Company has revised the disclosure on page 129 in response to the Staff’s comment.

Part II.  Information Not Required in Prospectus, page II-1

Item 17.  Undertakings, page II-5

12.                                 We note your response to comment 63 in our letter dated December 30, 2011.  The undertaking required by Item 512(a)(5)(ii) of Regulation S K must be included because you may file a prospectus that includes information that was not omitted in reliance on Securities Act Rule 430A, and such prospectus may be deemed to be part of and included in the registration statement.  Refer to Rule 430C(d) under the Securities Act of 1933 and Question 229.01 under our Securities Act Rules Compliance and Disclosure Interpretations.  Additionally, you must include the undertaking required by Item 512(a)(6) of Regulation S K because you qualify as a seller for purposes of Section 12(a)(2) of the Securities Act and because this is an initial distribution of securities.  Refer to Rule 159A under the Securities Act of 1933.

The Company has included the specified undertakings on pages II-5 and II-6 in response to the Staff’s comment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (513) 900-5250

Sincerely yours,

/s/ Nelson F. Greene

Nelson F. Greene, Esq.
Chief Legal Officer and Secretary

cc:                                 Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP

Richard J. Sandler, Esq. Davis Polk & Wardwell LLP